Kanders Acquisition Company, Inc.
One Landmark Square, 22nd Floor
Stamford, Connecticut 06901

November 14, 2008

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attention: Lauren Nguyen

Re:	Kanders Acquisition Company, Inc. Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-146911)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Kanders Acquisition Company, Inc. (the “Company”) hereby requests that the registration statement on Form S-1, including all exhibits thereto (File No. 333-146911), originally filed with the Securities and Exchange Commission (the “Commission”) on October 24, 2007 and as amended on December 7, 2007 (the “Registration Statement”), be withdrawn effective immediately. The Company is applying for withdrawal of the Registration Statement because the Company has determined not to proceed with the initial public offering contemplated by the Registration Statement.

The Registration Statement has not been declared effective and the Company hereby confirms that none of the Company’s securities have been sold pursuant to the Registration Statement.

The Company requests that the Commission consent to this application for withdrawal of the Registration Statement on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 promulgated under the Act.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement (an “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please forward a copy of the Order to the undersigned via facsimile at (203) 428-2022, with a copy to the Company’s legal counsel, Robert L. Lawrence of Kane Kessler, P.C. via facsimile at (212) 245-3009.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Robert L. Lawrence, of Kane Kessler, P.C., at (212) 519-5103.

Sincerely, KANDERS ACQUISITION COMPANY, INC. By: /s/ Philip A. Baratelli Name: Philip A. Baratelli Title: Chief Financial Officer

cc: Robert L. Lawrence, Esq.